EXHIBIT 99.1

O2Micro Reports Fourth Quarter and Fiscal 2013 Financial Results

GEORGE TOWN, Grand Cayman, Jan. 29, 2014 (GLOBE NEWSWIRE) -- O2Micro® International Limited (Nasdaq:OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the fourth quarter and fiscal year 2013, ending December 31, 2013.

Financial Highlights for the Fourth Quarter ending December 31, 2013:

O2Micro International Limited reported Q4 2013 revenue of $19.1 million. Revenue was up 3% sequentially and up 14% from the comparable year-ago quarter. The gross margin in the fourth quarter of 2013 was 50.1%. The gross margin was down from 51.4% in the prior quarter and down from 51.6% in the fourth quarter of 2012. The gross margin remains in our target range and varies primarily with revenue level and product mix. During the fourth quarter of 2013, the company recorded total GAAP operating expenses of $15.0 million, compared to $14.2 million in the third quarter of 2013 and $20.0 million in the year-ago Q4 period. The respective GAAP operating margins for the fourth quarter of 2013, the third quarter of 2013, and fourth quarter of 2012 were (28.4%), (25.1%), and (67.3%).

GAAP net loss was $5.1 million in Q4 2013. This compares to a GAAP net loss of $4.5 million in the third quarter of 2013 and a GAAP net loss of $10.6 million in Q4 2012. GAAP net loss per fully diluted ADS was $0.18 in Q4 2013. This compares to a GAAP net loss per fully diluted ADS of $0.16 in Q3 2013 and a GAAP net loss per fully diluted ADS of $0.35 in Q4 2012.

Financial Highlights for the Twelve Months ending December 31, 2013:

O2Micro International Limited produced revenue of $73.8 million in 2013. Revenue was down by 24.5% from 2012 when the company reported revenue of $97.7 million. The gross margin in 2013 was 50.7%, compared to 54.9% in 2012. GAAP operating expenses totaled $57.9 million and $81.6 million in 2013 and 2012, respectively. The GAAP operating loss was $20.5 million in 2013 compared to a GAAP operating loss of $28.0 million in 2012. The corresponding GAAP operating margins were (27.8%) and (28.6%) in 2013 and 2012, respectively. Pretax loss from continuing operations was $18.1 million in 2013, compared to a pretax loss from continuing operations of $25.6 million in 2012. GAAP net loss in 2013 was $19.1 million, compared to a GAAP net loss of $25.8 in 2012. The corresponding GAAP net loss per fully diluted ADS was $0.67 in 2013, compared to a GAAP net loss per fully diluted ADS of $0.83 in 2012.

Supplementary Data:

The company ended the fourth quarter of 2013 with $75.9 million in unrestricted cash and short-term investments or $2.73 per outstanding ADS. The accounts receivable balance was $10.0 million and represented 51 days sales outstanding at the end of Q4 2013. Inventory was $7.2 million or 72 days and turned over 5.0 times during Q4 2013. As of December 31, 2013, the company had $85.0 million in working capital and the book value was $126.6 million, or $4.55 per outstanding ADS.

As of December 31, 2013, O2Micro International Limited counted 492 employees, including 271 engineers.

Management Commentary:

"Our fourth quarter revenue results increased 14% year-over-year and were achieved as a direct result of ongoing design win momentum in our growth drivers of general lighting, backlighting, power management and battery management business units," said Sterling Du, O2Micro's Chairman and CEO. "Throughout 2013, we were focused on growth and reducing operational expenses to align O2Micro with current and anticipated revenue levels, with the near-term goal of a return to profitability. We have great confidence in our carefully chosen growth drivers including LED solutions for the general lighting and backlighting markets, battery management solutions targeting multiple markets and power management solutions targeting tablet, smart phone and other markets. We continue to believe that our growth drivers will significantly contribute to revenue and lead to growth in future quarters."

Conference Call: O2Micro will hold its fourth quarter conference call today, January 29, 2014, at 6:00 a.m. PST, 9:00 a.m. EST. You may participate using the following dial-in information.

In the US and CANADA:	888-417-8533, pass code # 8103180
INTERNATIONAL participants:	719-325-2376, pass code # 8103180

A replay of the call will be available by phone for one week following the live call. The replay can be accessed using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code # 8103180
INTERNATIONAL participants:	719-457-0820, pass code # 8103180

A live webcast will also be available on the company website at www.o2micro.com, and an online replay will be available for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and e-commerce components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, and Power Management.

O2Micro International maintains an extensive portfolio of intellectual property with 25,682 patent claims granted, and over 26,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)	(Audited)
NET SALES	$ 19,104	$ 16,823	$ 73,785	$ 97,666

COST OF SALES	9,541	8,134	36,411	44,067

GROSS PROFIT	9,563	8,689	37,374	53,599

OPERATING EXPENSES (INCOME)
Research and development (1)	7,193	8,235	27,017	34,310
Selling, general and administrative (1)	7,797	8,429	30,898	34,594
Cost associated with exit activities	--	3,343	--	3,343
Provision for litigation	--	--	--	9,422
Litigation income	--	--	--	(100)
Total Operating Expenses	14,990	20,007	57,915	81,569

LOSS FROM OPERATIONS	(5,427)	(11,318)	(20,541)	(27,970)

NON-OPERATING INCOME
Interest income	272	382	1,303	1,706
Gain on sale of long-term investments	--	23	--	23
Foreign exchange gain (loss) – net	87	161	491	(217)
Other – net	299	362	646	873
Total Non-operating Income	658	928	2,440	2,385

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(4,769)	(10,390)	(18,101)	(25,585)

INCOME TAX EXPENSE	291	266	992	1,103

LOSS FROM CONTINUING OPERATIONS	(5,060)	(10,656)	(19,093)	(26,688)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	(3)	78	(6)	895

NET LOSS	(5,063)	(10,578)	(19,099)	(25,793)

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	34	336	11	846
Unrealized gain (loss) on available-for-sale securities	201	(23)	342	185
Unrealized pension gain (loss)	280	(77)	294	(65)
Total Other Comprehensive Income	515	236	647	966

COMPREHENSIVE LOSS	$ (4,548)	$ (10,342)	$ (18,452)	$ (24,827)

BASIC EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.18)	$ (0.35)	$ (0.67)	$ (0.86)
Discontinued operations	--	--	--	0.03
	$ (0.18)	$ (0.35)	$ (0.67)	$ (0.83)

DILUTED EARNINGS (LOSS) PER ADS
Continuing operations	$ (0.18)	$ (0.35)	$ (0.67)	$ (0.86)
Discontinued operations	--	--	--	0.03
	$ (0.18)	$ (0.35)	$ (0.67)	$ (0.83)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	27,958	30,356	28,716	31,044
Diluted (in thousands)	27,958	30,356	28,716	31,044

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$ 170	$ 196	$ 700	$ 930
Selling, general and administrative	$ 479	$ 546	$ 1,909	$ 2,137

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In Thousand U.S. Dollars, Except Share Amounts)

	December 31,	December 31,
	2013	2012
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$ 42,293	$ 27,898
Restricted cash	173	177
Short-term investments	33,606	69,427
Accounts receivable – net	10,024	8,773
Inventories	7,217	7,917
Prepaid expenses and other current assets	1,437	1,957
Total Current Assets	94,750	116,149

LONG-TERM INVESTMENTS	16,121	15,530

PROPERTY AND EQUIPMENT – NET	23,039	26,142

OTHER ASSETS
Restricted assets	--	10,000
Intangible assets	--	31
Other Assets	3,509	3,474
Total Other Assets	3,509	13,505

TOTAL ASSETS	$ 137,419	$ 171,326

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$ 4,169	$ 3,756
Income tax payable	238	362
Accrued expenses and other current liabilities	5,353	6,577
Total Current Liabilities	9,760	10,695

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	391	708
Other liabilities	658	9,551
Total Other Long-Term Liabilities	1,049	10,259

Total Liabilities	10,809	20,954

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	--	--
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,660,786,600 shares as of December 31, 2013 and 2012, respectively	33	33
Additional paid-in capital	140,198	138,793
Retained earnings	(2,234)	16,865
Accumulated other comprehensive income	8,512	7,865
Treasury stock – 269,042,350 and 162,072,500 shares as of December 31, 2013 and 2012, respectively	(19,899)	(13,184)
Total Shareholders' Equity	126,610	150,372

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 137,419	$ 171,326
CONTACT: Scott L. Anderson
         Director of Investor Relations, O2Micro
         Phone: 408.987.5920, x8888
         Email: scott.anderson@o2micro.com